Eric S. Klee
Secretary and General Counsel

April 8, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Jim B. Rosenberg
(Mail Stop 4720)

RE:	Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Schedule 14A Filed July 2, 2009
File No. 001-32433

Dear Mr. Rosenberg:

Prestige Brands Holdings, Inc. (sometimes referred to herein as the “Registrant” or the “Company”), submits this response to your letter of March 11, 2010 to Mr. Peter Anderson regarding the above-referenced Form 10-K and Schedule 14A.  For convenience, we have reproduced the Staff's comments immediately preceding each of the Registrant’s responses.

Form 10-K For The Fiscal Year Ended March 31, 2009

Item I.  Business

Intellectual Property, page 14

Comment

1.
Please expand this section to disclose all material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions that issued them.  Provide the same information for material owned and in-licensed patents and indicate if the patents are owned or licensed.

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH

Securities and Exchange Commission
April 8, 2010

Response

No additional disclosure will be necessary as none of the patents owned or licensed by the Registrant and its subsidiaries is material to the Registrant on a consolidated basis.  The Company will revise its disclosures accordingly in future filings.

Item 2.  Properties, page 26

Comment

2.
We note your disclosure that one of your core competencies is, “Innovation and Product Development.”  Please consider where these activities take place and whether your lease agreement for this facility is material to your company and should be filed as an exhibit.  Please revise or advise accordingly.

Response

Supplementally, we advise you that the activities related to product innovation and development take place at a number of locations, including those of our suppliers and other third-parties who assist us with those functions.  To the extent that any of those activities take place at our corporate headquarters in Irvington, New York, those activities could be readily re-located to another location without material, if any, interruption.  Accordingly, we do not believe that the lease for our corporate headquarters is material to those activities or otherwise to the Registrant.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Result of Operations

Valuation of Intangible Assets and Goodwill, page 34

Comment

3.
For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

▪	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
▪	The amount of goodwill allocated to the reporting unit;
▪	A description of the methods and key assumptions used and how the key assumptions were determined; and
▪	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH

Securities and Exchange Commission
April 8, 2010

possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

Response

We believe that the Registrant's current disclosures already adequately address the third and fourth bullet points above - key assumptions, how they were determined and the appropriate degree of uncertainty with respect to these assumptions.  In addition to the disclosures already included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, we will add in future filings disclosures similar to the following when the fair value of our reporting units does not substantially exceed carrying value.

The Company reports Goodwill and Indefinite-Lived Intangible Assets in three operating segments; Over-the-Counter Healthcare, Household Cleaning and Personal Care.  The Company identifies its reporting units in accordance with FASB Accounting Standards Codification Subtopic 280-10. The carrying value and fair value for intangible assets and goodwill for a reporting unit are calculated based on key assumptions and valuation methodologies previously discussed.  As a result, any material changes to these assumptions could require the Company to record additional impairment charges in the future.

Goodwill

Operating Segment	Goodwill	Percent by which Fair Value Exceeded Carrying Value in Annual Test

Over-the-Counter Healthcare	$ 104,100,000	58.1%
Household Cleaning	7,389,000	0.0%
Personal Care	2,751,000	207.5%

Indefinite-Lived Intangible Assets

Operating Segment	Indefinite-Lived Intangible Assets	Percent by which Fair Value Exceeded Carrying Value in Annual Test

Over-the-Counter Healthcare	$ 345,467,000	31.8%
Household Cleaning	154,709,000	6.6%
Personal Care	–	–

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH

Securities and Exchange Commission
April 8, 2010

Schedule 14A

Compensation Discussion and Analysis

Annual Cash Incentive Plan, page 23

Comment

4.
We note that your annual incentive cash awards are made based on a number of performance factors.  Regardless of whether such awards were actually made, you should discuss the minimum, target and maximum levels of company performance that were set, and the level of achievement of each target.  Please provide draft disclosure for your next proxy statement that includes the minimum, target and maximum performance targets that you have set for 2010, how the extent of achievement will affect the bonuses ultimately awarded, and confirm that in your proxy statement you will include the actual extent of achievement of each performance objective.

Response

Set forth below is a template of how we would propose making the requested disclosures in future filings:

For awards under our 2010 Management Bonus Plan, we used a performance matrix comprised of varying levels for the Company’s net sales and EBITDA during 2010.  In order for an employee to earn a minimum, target or maximum bonus under the 2010 Management Bonus Plan, our 2010 net sales and EBITDA would have been required to meet one of the performance levels set forth in the table below.

Performance Level (Percent of Plan)	Net Sales	EBITDA	Payout Amount

Minimum (95%)
Target (100%)
Maximum (105%)

Our 2010 net sales and EBITDA were $_____ and $_____, respectively, which resulted in our employees receiving a bonus payout in an amount equal to __% of their target bonus.  The 2010 Management Bonus Plan payouts to our Named Executive Officers are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page ___ of this Proxy Statement.

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH

Securities and Exchange Commission
April 8, 2010

Restricted Common Stock Awards, page 24

Comment

5.
We note that the 90% level of performance regarding net sales and EBITDA results in the vesting of 75% of stock awards based on a three year performance period.  Similarly, please disclose the level of performance that must be achieved in order to attain the 100% and 150% vesting levels, respectively.  Also, disclose the EBITDA and net sales targets and the number of shares for each NEO that relates to the minimum, target and maximum levels of performance.  You should provide this information whether or not the net sales and EBITDA targets were met and whether awards vested and to what extent.

Response

Set forth below is a template of how we would propose making the requested disclosures in future filings:

For awards under our 2005 Long-Term Equity Incentive Plan, we used a performance matrix comprised of varying levels for the Company’s net sales and EBITDA during 2010.  In order for an employee to earn a minimum, target or maximum number of shares under awards having a 2010 performance period, our net sales and EBITDA would have been required to meet one of the performance levels set forth in the table below.

Performance Level (Percent of Plan)	Net Sales	EBITDA	Payout Amount

Minimum (90%)
Target (100%)
Maximum (105%)

Our 2010 net sales and EBITDA were $_____ and $_____, respectively, which resulted in our employees earning a number of shares equal to __% of their target awards.  The value of the number of shares earned by our Named Executive Officers based on our 2010 performance is set forth in the “Equity Incentive Plan Compensation” column of the Summary Compensation Table on page ___ of this Proxy Statement.

* * *

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH

Securities and Exchange Commission
April 8, 2010

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Thanking you in advance for your cooperation.

Very truly yours,

/s/ Eric S. Klee
Eric S. Klee

cc:       Peter J. Anderson
Gary M. Brown, Esq.

914-524-6878 PHONE	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
914-524-7488 FAX	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE: PBH